FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

     Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2007
Commission File Number

INTERNATIONAL ROYALTY CORPORATION
(Translation of registrant’s name into English)

10 Inverness Drive East, Suite 104
Englewood, CO 80112
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F __	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 ____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERNATIONAL ROYALTY CORPORATION

	By:	/s/ Douglas B. Silver
Date: November 13, 2007		Douglas B. Silver
Chief Executive Officer

EXHIBIT INDEX

99.1	Consolidated Financial Statements for the nine months ended September 30, 2007 and 2006

99.2	3rd Quarter Management Discussion & Analysis

99.3	International Royalty Corp. - 3rd Quarter CFO 52-109F2 - Douglas B. Silver

99.4	International Royalty Corp. - 3rd Quarter CFO 52-10952 - Ray W. Jenner